Filed Pursuant to Rule 433

Registration No. 333-205769

FINAL TERM SHEET

U.S.$505,000,000 6.750% Notes due 2028

U.S.$364,000,000 7.875% Notes due 2045

August 15, 2017

Issuer:	Government of Jamaica

Format:	SEC Registered (333-205769) and Regulation S

Currency:	U.S. Dollars

Principal Amount:

2028 Notes: U.S.$505,000,000

The 2028 Notes are a further issuance of the Government of Jamaica’s 6.750% Notes due 2028 and will be consolidated with and will form a single series with the U.S.$1,350,000,000 principal amount of such notes that were originally issued on July 28, 2015. Upon completion of this offering, the aggregate principal amount of such notes outstanding will be U.S.$1,850,450,000, which reflects the previous repurchase and cancellation by the Government of Jamaica of U.S.$4,550,000 of originally issued notes.

2045 Notes: U.S.$364,000,000

The 2045 Notes are a further issuance of the Government of Jamaica’s 7.875% Notes due 2045 and will be consolidated with and will form a single series with the U.S.$650,000,000 principal amount of such notes that were originally issued on July 28, 2015. Upon completion of this offering, the aggregate principal amount of such notes outstanding will be U.S.$1,000,000,000, which reflects the previous repurchase and cancellation by the Government of Jamaica of U.S.$14,000,000 of originally issued notes.

Final Maturity Date:	2028 Notes: April 28, 2028 2045 Notes: July 28, 2045

Principal Payment Dates:	Principal payments for the 2028 Notes will be made in three equal annual installments on April 28, 2026, April 28, 2027 and April 28, 2028.

Principal payment for the 2045 Notes will be made on July 28, 2045.

Optional Redemption:	2028 Notes: None 2045 Notes: None

Coupon Rate:	2028 Notes: 6.750% 2045 Notes: 7.875%

Interest Basis:	Payable semi-annually in arrears

Day Count:	30/360

Interest Payment Dates:	2028 Notes: April 28 and October 28, commencing on October 28, 2017 2045 Notes: January 28 and July 28, commencing on January 28, 2018

Issue Price:

2028 Notes: 113.288%, plus accrued interest, from April 28, 2017 to, but excluding, the Settlement Date, in the amount of U.S.$10,415,625.00 (assuming a Settlement Date of August 18, 2017).

2045 Notes: 118.339%, plus accrued interest, from July 28, 2017 to, but excluding, the Settlement Date, in the amount of U.S.$1,592,500.00 (assuming a Settlement Date of August 18, 2017).

Net Proceeds (before expenses):	2028 Notes: U.S.$571,245,900.00 (excluding accrued interest) 2045 Notes: U.S.$430,135,160.00 (excluding accrued interest)

Yield:	2028 Notes: 5.000% 2045 Notes: 6.450%

Pricing Date:	August 15, 2017

Settlement Date:	August 18, 2017 (T+3)

Clearing:	DTC, Euroclear and Clearstream

Use of Proceeds:	The net proceeds to the Government of Jamaica from the sale of the 2028 Notes and the 2045 Notes will be approximately U.S.$1,001,031,060.00, before accrued interest and after the deduction of the underwriting discounts and the Government of Jamaica’s share of the expenses in connection with the sale of the 2028 Notes and the 2045 Notes, which are estimated to be approximately U.S.$350,000.00. The Government of Jamaica intends to use U.S.$178,952,372.08 of the net proceeds of the sale of the 2028 Notes and the 2045 Notes to fund the payment for the notes accepted in the tender offer made pursuant to its Invitation for Offers to Tender for Cash its 8.000% Amortizing Notes due 2019, 8.500% Amortizing Notes due 2021, 11.625% Notes due 2022 and 9.250% Notes due 2025, and may use a significant portion of the remaining proceeds for the refinancing, repurchase or retiring of domestic indebtedness as well as any remaining proceeds for general purposes of the government, including financial investment and the refinancing, repurchase or retiring of external indebtedness.

Governing Law:	State of New York

Listing:	Application has been made to list the notes on the Luxembourg Euro MTF.

Denominations:	U.S.$200,000 and integral multiples of U.S.$1,000 in excess thereof

Joint Lead Managers:	Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated

Security Identifiers:	2028 Notes: CUSIP: 470160 CA8 / ISIN: US470160CA80 2045 Notes: CUSIP: 470160 CB6 / ISIN: US470160CB63

Preliminary Prospectus Supplement:	http://www.sec.gov/Archives/edgar/data/53078/000119312517256826/d434757d424b3.htm

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Issuer or the Underwriters will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-800-831-9146 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

3